UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 02 March 2026

Commission File Number: 001-14958

NATIONAL GRID plc

  (Translation of registrant’s name into English)

  England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 02 March 2026 — Upgraded 5-year framework and RIIO-T3 acceptance

Exhibit 99.1

02 March 2026

National Grid plc

Extended and upgraded 5-year Financial Framework and acceptance of RIIO-T3

National Grid today announces an extended and upgraded 5-year Financial Framework[1] to FY31, further underpinning our attractive investor proposition of growth and yield, with:

●       Cumulative capital investment of at least £70 billion;
●       Group asset growth CAGR of around 10%;
●       Upgraded underlying earnings per share CAGR of 8-10% from an FY26 baseline, more aligned with our asset growth;
●       A strong balance sheet, with credit metrics consistent with current Group rating; and
●       Aim to grow the dividend per share in line with UK CPIH.

We are also announcing our acceptance of the RIIO-T3 regulatory framework for our UK Electricity Transmission Business, which along with constructive recent US regulatory outcomes and our progress in securing supply chain creates improved visibility and momentum across the Group over the next five years to FY31.

Zoë Yujnovich, Chief Executive said: "Today marks a further step in accelerating investment in Britain and the US Northeast at a time when modern, resilient networks are fundamental to economic growth. Building on National Grid's strong track record of delivery, we are expanding our record levels of investment to at least £70 billion by FY31, driving around 10% asset growth and an upgraded underlying EPS CAGR of between 8 and 10%. Our focus is clear: disciplined execution, at scale, supported by regulatory frameworks that recognise the critical role of networks. We are delivering infrastructure that will ensure reliable, cleaner and increasingly affordable energy - for customers, communities and long-term investors alike."

National Grid's new 5-year Financial Framework to FY31 is supported by multiple investment drivers from decarbonisation and energy security to accelerating demand growth from data centres and the rise of AI, alongside the electrification of industrial demand. This, together with our robust delivery plans and strong balance sheet allows us to extend and upgrade our financial framework.

Our investment plan represents a 70% increase relative to the prior 5 years reflecting a doubling of investment into UK electricity networks, and an almost 50% increase in investment into our US gas and electricity networks.  Our efficient delivery is connecting more new generation and demand load faster than ever before, enabling economic growth, bolstering energy security and supporting clean, affordable energy for our communities and customers on both sides of the Atlantic.

The expected split of the at least £70 billion of capital investment across the Group is:

●       UK Electricity Transmission                c.£31 billion
●       UK Electricity Distribution                  c.£9 billion
●       New York Regulated                            c.£17 billion
●       New England Regulated                      c.£12 billion
●       National Grid Ventures                        c.£1 billion

As a result, we expect Group assets to reach around £115 billion by FY31, subject to ongoing cycles of regulatory approval, customer demand and similar factors. Our balance sheet strength combined with higher earnings growth will allow us to execute this step up in investment and deliver attractive levels of long-term growth for shareholders. This balance sheet strength extends beyond FY31, complemented by significant hybrid capacity.

For FY26, the Group's performance remains in line with our expectations and for FY27 we now expect underlying EPS growth of 13-15%, reflecting higher allowed revenue as we step up delivery from RIIO-T2 to RIIO-T3.

RIIO-T3 price control accepted

National Grid today also confirms that it has accepted all of the RIIO-T3 price control arrangements proposed by Ofgem in its Final Determination, which covers our UK Electricity Transmission business for the period April 2026 to March 2031.

We have engaged in detail with Ofgem on its Final Determination for the RIIO-T3 price control, which was published on 4 December 2025. We have made positive progress working with Ofgem in ensuring the new licence provides clarity on the design of the incentives package and improvements to the workability of the framework that will enable transmission owners to recover the efficient cost of their investments whilst progressing projects at the pace expected by our stakeholders.

As a result, Ofgem's Final Determination delivers a price control that enables networks to invest at the pace and scale needed to meet the ramp up in power demand, with plans to nearly double the amount of power that can flow across the country, avoiding constraint costs and ensuring a resilient, clean, future-proofed network that will be critical to underpinning economic competitiveness and growth for Britain in the years ahead.

RIIO-T3 performance

UK Electricity Transmission has a strong track record of performance and expects to continue to deliver strong operational and financing performance over the RIIO-T3 period. We are confident that this price control enables delivery of an overall return on equity above 9% across the price control.

We expect that operational performance will be delivered through totex efficiencies and performance against Output Delivery Incentives (ODI), with the timing of ODI incentive recognition unevenly phased across the price control period. Together these incentives will deliver significant value to consumers including through innovation in our working methods, timely delivery of major projects as we deliver these later in the RIIO-T3 period, and optimising our project plans to minimise constraint costs, whilst achieving globally competitive overall returns.

 [1] Guidance based on an assumed USD FX rate of $1.35:£1; long-run UK CPIH and US CPI and interest rate assumptions; and scrip uptake of 25%.

Analyst call with Q&A

Zoë Yujnovich, CEO and Andy Agg, CFO will host an analyst call today at 9:30 GMT.  To register for the webcast please use this link: https://stream.brrmedia.co.uk/broadcast/698d7f24f12443001290ffba. To view the slides and listen to the audio please use this link: https://www.nationalgrid.com/investors/events/events-and-materials-centre.

If you would like to ask a question:

UK-Wide:	+44 (0) 33 0551 0200
UK Toll Free:	0808 109 0700
USA Local:	+1 786 697 3501
Password (if prompted):	Quote 'National Grid Webcast' when prompted by the operator

Inside Information

This announcement is being disclosed in accordance with the UK Market Abuse Regulation and has been determined to contain inside information in line with the definition therein.

Enquiries and contacts

Investors and Analysts

Angela Broad	+44 (0) 7825 351 918
Tom Edwards	+44 (0) 7976 962 791
Cerys Reece	+44 (0) 7860 382 264

Media

Miranda Cochrane	+44 (0) 7745 122 714
Dan Roberts, Brunswick	+44 (0) 7980 959 590

Cautionary Statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. This document also references climate-related targets and climate-related risks which differ from conventional financial risks in that they are complex, novel and tend to involve projection over long term scenarios which are subject to significant uncertainty and change. These forward-looking statements and targets are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements and targets. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators, including those relating to current and upcoming price controls in the UK and rate cases in the US; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities; reliability of and access to IT systems, including due to the failure of or unauthorised access to or deliberate breaches of National Grid's systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to support its role in the energy transition; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or breaches of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the sale of certain of its businesses, its strategic infrastructure projects and joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Report section and the 'Risk factors' on pages 262 to 268 of National Grid's Annual Report and Accounts for the year ended 31 March 2025 as updated by the principal risks and uncertainties statement on page 44 of the Company's half year results statement, published on 6 November 2025. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 02 March 2026
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